UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  FORM 10-SB

                               Amendment No. 1

                GENERAL FORM OF REGISTRATION OF SECURITIES OF
                            SMALL BUSINESS ISSUERS

    Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                             CYOKARAS CORPORATION


        Nevada                                    91-1952719
        ------                                    ----------
(State of Incorporation)            (I.R.S. Employer Identification No.)

                       7310 West Links Court
                  Nine Mile Falls, Washington 99206
                  ---------------------------------
         (Address and Zip Code of Principal Executive Offices)

             Registrant's Telephone No: (509) 622-0931

The following Securities are to be registered pursuant to Section 12(b) of the
Act: None

The following Securities are to be registered pursuant to Section 12(g) of the
Act: Common Stock, $.001 par value per share

                    CYOKARAS CORPORATION - FORM 10-SB

                             Table of Contents                      Page

                                   Part I

Item 1.  Description of Business.......................................4

Item 2.  Management's Discussion and Analysis or Plan of Operation.....6

Item 3.  Description of Property......................................16

Item 4.  Security Ownership of Certain Beneficial Owners and
            Management................................................17

Item 5.  Directors, Executive Officers, Promoters and Control
            Persons...................................................17

Item 6.  Executive Compensation.......................................18

Item 7.  Certain Relationships and Related Transactions...............19

Item 8.  Description of Securities....................................19

                                  Part II

Item 1.  Market for Common Equity and Related
            Stockholder Matters.......................................20

Item 2.  Legal Proceedings............................................21

Item 3.  Changes in and Disagreements with Accountants................21

Item 4.  Recent Sales of Unregistered Securities......................21

Item 5.  Indemnification of Directors and Officers....................22

                                 Part F/S

Financial Statements..................................................23

                                 Part III

Item 1.  Index to Exhibits............................................31

Item 2.  Description of Exhibits......................................31

Signatures............................................................31


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NOTE RE: FORWARD-LOOKING STATEMENTS

This Form 10-SB contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), including, but not limited to, statements related to the Company's business objectives and strategy. Such forward-looking statements are based on current expectations, estimates and projections about the Company's industry, management beliefs, and certain assumptions made by the Company's management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates", and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, forecasted, or contemplated by any such forward- looking statements. The PSLRA does not apply to initial public offerings.

Factors that could cause actual events or results to differ materially include, among others, the following: market acceptance of the Company's system (when found) as a medium to search for natural resources, the Company's ability to acquire and/or develop quality products and technology on an ongoing basis, intense competition from other resources exploration companies, the Company's early state of development, delays or errors in the Company's ability to obtain the required technology, intellectual property infringement, and other risks inherent in the mineral exploration industry. See "Management's Discussion and Analysis or Plan of Operation -- Factors That May Affect Future Results and Market Price of Stock. Given these uncertainties, investors are cautioned not to place undue reliance on any such forward-looking statements.

Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. However, readers should carefully review the risk factors set forth in other reports or documents the Company files from time to time with the Securities and Exchange Commission, particularly the Annual Reports on Form 10-KSB, the Quarterly Reports on Form 10-QSB and any Current Reports on Form 8-K.

Cyokaras Corporation (the "Company") is voluntarily filing this Form 10-SB registration statement in order to make information concerning its business plan, including financials, as required by the Securities and Exchange Commission ("SEC") available to the public and its existing and potential investors. The Company intends to continue to file the interim and periodic reports as required under the Exchange Act of 1934, as amended ("Exchange Act"), in order to stay in compliance with the listing requirements and those of the SEC for reporting companies and publicly traded securities. It is Management's intent for the Company to be listed for trading on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Act of 1934.

ITEM 1. Description of Business

(a) BUSINESS DEVELOPMENT.

1. FORM AND YEAR OF ORGANIZATION: The Company was incorporated on February 16, 1999 as effected in the State of Nevada. There was no predecessor company and the Company has never filed for bankruptcy. The Company has not received any notice of any legal proceedings against it.

2. ISSUANCE OF COMPANY STOCK. The Company has 4,760,000 shares of common stock issued and outstanding (par value of $0.001) as of February 6, 2001. There are 75,000,000 (seventy five million) authorized shares, all Common Stock.

The Company's sole Officer (President) and Director was issued 2,000,000 (two million) shares of stock in consideration of his efforts in overseeing the initiation and implementation of the Company's strategic business plan.

In the Company's initial offering of shares ("Offering"), a total of 1,960,000 Common Shares were issued to 27 shareholders at a price of $0.003 per share. This Offering was made pursuant to Rule 504 of Regulation D (see
PART II, ITEM 4, "Recent Sales of Unregistered Securities"). This Offering commenced in March 1999 and was closed at yearend 2000.

In the Company's second offering of shares ("Offering"), which is presently underway, a total of 800,000 Common Shares have been sold through February 6, 2001, to a total of four shareholders at a price of $0.02 per share. This Offering was also made pursuant to Rule 504 of Regulation D (see PART II,
ITEM 4, "Recent Sales of Unregistered Securities"). This Offering commenced in January of 2001, and provides for a maximum of 2,500,000 shares to be sold at $0.02 per share for a maximum amount to be raised of $50,000.

There has been no bankruptcy, receivership, or similar proceeding by or against the Company. In addition, there has been no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not done in the ordinary course of business.

The Company was established for the purpose of pursuing a strategic business plan that provided the acquisition and/or development of technology to be used in the exploration and detection of various of the earth's natural resources using remote sensing technologies. This technology will then be used to provide services to various third parties for their analysis and search for such minerals as oil and natural gas, gold, silver and other minerals, and water/aquifer detection. The Company has yet fully developed or acquired its core technology.

The Company plans to market its technology by using a combination of such things as direct marketing, publications, trade shows, and the like. Rather than search for minerals for its own benefit, the Company will operate in a "service" mode in which it will be contracted with by third parties to locate subsurface deposits for their benefit. The Company may either receive direct payment for these services, a piece of the find, or a combination thereof.

The Company has not formally made any Public announcement regarding products or services to date. The Company has entered into confidential proprietary discussions with parties that control certain relevant technologies to explore synergistic relationships and furtherance of the product technology.

The competition for natural resource exploration has been widespread and very competitive since man's search for them began. Over the last several years, with the onset of the development of new technologies, the industry has seen numerous changes. The use of new technologies such as multi and hyper-spectral imagery from satellites, synthetic aperture radars, and electro-magnetic systems has located many new deposits and brought many new exploration companies into existence. Many parts of the world, once unavailable to outsiders, are now being opened to exploration in exchange for hard currency by such countries as Russia, China, and many developing third world nations. Most of the Company's competitors will be larger and better off financially. The Company will be relying on its technology to provide a new and improved means by which to find resources.

While the Company's technology will most likely be proprietary in nature, the individual components thereof will most likely be commercially available, off-the-shelf parts that can be provided through several sources. The availability of the raw materials and components is not anticipated to be a problem.

Until such time as the Company is able to develop and/or acquire its technology, it has no need for patents, copyrights, etc. When needed, the Company will utilize the known resources to ensure that it has in place the patents and other protections necessary to protect its assets.

It is not likely that the Company will need any government approval of its products and/or services. If it does, it will procure them as needed. It is also not perceived that the Company will be effected much by existing or probable governmental regulations on the business, except in certain foreign countries where work may be performed.

The Company, since its inception in 1999, has been in a research and development modality with management participation only on a part-time basis. The initial costs of set-up and development of the Company have been paid for out of the funds raised to date and have been expensed by the Company.

The Company has no full time employees. It instead utilizes the services of the President, as his time permits, to pursue development of the Company's business plan.

REPORTING UNDER THE 1934 ACT. Upon effective registration of common stock under the Exchange Act, if granted, the Company will be required to file certain periodic reports with the Securities and Exchange Commission. The public may read and copy all reports filed with the SEC by the company, at the SEC's Public Reference Room at 450 Fifth Street N.W. Washington D. C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC toll free at 1-800-SEC-0330. The SEC maintains an Internet site where all reports, proxy and information statements filed by the Company, may be obtained at http://www.sec.gov.

The Company as registrant, upon registration being granted, will be required to file an annual audited financial report on a Form 10K within 90 days following the end of its fiscal year. The Company as registrant, will further be required to file reports on common stock shareholder ownership of affiliates and 5% owner(s) initially, currently, and annually thereafter. The Company as registrant is required to file, quarterly, un-audited or audited financial reports on Form 10-Q on an ongoing basis. Material changes in the board of directors, mergers or acquisitions, corporate status changes, accountant changes, or other specified events require the Company to file Form 8K with the SEC commission.

ITEM 2. MANAGEMENTS' DISCUSSION AND ANALYSIS

(a) PLAN OF OPERATION. The Company has broken its plan of operation into four fairly distinct phases or stages. In phase one, after primary capitalization, the Company will engage in the pursuit, via the acquisition, development, and/or the licensing rights, of technology that will provide it with the ability to market its planned exploration services to search for certain natural resources. It is also likely that during this stage, the Company will have the need for additional capitalization in order to consummate the transaction to get control of its technology.

For the better part of the year 1999, the Company worked to obtain the rights to use a remote sensing technology that consisted of a low-altitude sensing probe that was to be pulled behind a slow moving aircraft, such as a helicopter. The probe employed a design that utilized the electromagnetic fields generated by distant lightning as a deeply penetrating ground energizing source. The system also had the ability to use low frequency magneto-telluric fields to achieve very deep penetrations of many thousands of feet. By combining the results of these tests with precise geo-location techniques, a three-dimensional map of the subsurface structure could be developed which would aid in the detection of certain subsurface deposits of valuable resources. While the Company was unable to gain control of this technology in 1999, recent confidential discussions with the owner of this technology have indicated that it may become available. The Company has re-initiated negotiations at the present time.

Once the Company has determined its choice and gained control of the technology to enable it to advance its business plan, it will enter phase two. In this phase, the Company will begin marketing its services in select areas to assist on locating valuable natural resources with a few key clients that can help prove and attest to the ability of the system to find such resources.

In the third phase, the Company will begin establishing itself as a provider of state of the art services to help locate valuable natural resources throughout the world. The Company shall seek to instill customer confidence and presence by name and reputation through the relationships established in its prior phase with its few select customers for which it has proved the capabilities of the system.

Phase four is really the completed integration of Company's business model as already developed through the success of the first three phases. This phase capitalizes on the lessons learned and experiences obtained in phases two and three. It is the phase of concurrent operations, in that this stage recognizes the fast moving changes in the marketplace, which may require the Company to adapt or modify its business model to meet competitive market conditions. Therefore, the Company may selectively expand into the most dynamic and profitable opportunities that have been previously discovered. It may require a complete upgrade and/or modification of all of the Company's systems and technologies, and possible deployment on a more local geographic location, thereby recasting the Company's operation internationally, and possibly taking advantage of capital or labor conditions globally to enhance profit.

(b) CASH REQUIREMENTS AND OF NEED FOR ADDITIONAL FUNDS, TWELVE MONTHS. The Company's funding requirements fall into two categories: basic working capital and the capital requirements to complete the development, acquisition, and/or licensing of its proposed technology. Currently, the Company has only nominal working capital available, but given that the services of the President are provided free of charge at this time, the funds in hand are likely enough to explore the means of finding the requisite technology.

Plans to raise additional capital, up to $50,000 via private placements of the Company's common stock through a Regulation D Rule 504 offering, are currently underway. The financing provided by the proposed capitalization is intended to raise the capital necessary to engage the Company's business plan by aligning itself with the appropriate technology. The Company has filed a notice of its intent to sell securities with the SEC via a Form-D filing, and has filed the proper notice with the State of California. The Offering Memorandum is nearly ready and the Company will begin meeting with potential investors in the near future.

Contingencies for additional capital may arise should the cost to gain control of technology product or the development cost increase or private financing not be realized as anticipated.

(c) SUMMARY OF PRODUCT RESEARCH AND DEVELOPMENT

Once the Company determines which technology to pursue and has gained control of it, there will likely be a certain amount of research and development that will take place. Until such time, however, it is impossible and impractical to make estimates of how much it will cost, or to what extent the efforts will entail.

(d) EXPECTED PURCHASE OR SALE OF PLANT AND SIGNIFICANT EQUIPMENT. None.

(e) EXPECTED SIGNIFICANT CHANGE IN THE NUMBER OF EMPLOYEES None.

RISK FACTORS

LIMITED OPERATING HISTORY OF THE COMPANY - LIMITED ASSETS

The Company was incorporated on February 16, 1999, under the name "Cyokaras Corporation". The Company has no operating history or revenues and has limited assets. Because the Company has no operating history, the prediction of future results is difficult or impossible, and the Company and its prospects must be considered in light of the risks, costs, and difficulties frequently encountered by companies in their early stages of development. The Company anticipates incurring significant ongoing expenses including procurement of technology, sales and marketing, public relations, personnel hiring, training costs, funding of higher levels of research and development, development of new distribution channels, broadening of customer support capabilities, implementing strategic relationships important to the Company and increasing its administrative resources in anticipation of future growth. The principal of the Company has limited experience in the operation of a large and global business operation. There can be no assurance that the Company will achieve its objectives or that the operations of the Company will ever be profitable, and if profitability is attained, that such profitability will be sustained. The Company's profitability will be subject to market and financial considerations that may be beyond the control of the Company. To the extent that increases in expenses precede or are not subsequently followed by increased revenues, the Company's business, results of operations, and financial condition will be materially adversely affected. There can be no assurance that the Company will generate sufficient revenues from the sale of its products and services to achieve or maintain profitability on a quarterly or annual basis in the future. The Company expects negative cash flow from operations for the foreseeable future as it continues to establish, develop, and market its business. Since the Company is in its infancy, there is a risk of loss of the entire investment.

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POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

The Company is likely to experience significant fluctuations in quarterly operating results caused by many factors, including the rate of growth, usage, acceptance, and changes in the demand for the Company's products and services, introductions or enhancements of products and services by the Company and its competitors, delays in the introduction or enhancement of products and services by the Company or its competitors, customer order deferrals in anticipation of upgrades and new products, changes in the Company's pricing policies or those of its competitors, changes in the distribution channels through which products or services are sold, the Company's ability to anticipate and effectively adapt to developing markets and rapidly changing technologies, the Company's ability to attract, retain and motivate qualified personnel, changes in the mix of products and services sold, changes in the mix of domestic and international revenues and changes in general economic conditions. The Company will attempt to expand its channels of distribution, and any increase in the Company's revenues will be dependent on its ability to implement its distribution strategy. There also may be other factors that significantly affect the Company's quarterly results that are difficult to predict given that the Company has no operating history, which could result in earnings falling short, for a particular period, of either a prior fiscal period or investors' expectations.

In its service form of business, the Company expects to initially operate with little or no backlog. As a result, quarterly sales and operating results depend generally on the volume and timing of orders and the ability of the Company to fulfill orders received within the quarter, all of which are difficult to forecast. The Company's expense levels will be based in part on its expectations as to future orders and sales, which, given that the Company has no operating history, also are extremely difficult to predict. The Company's expense levels are to a large extent fixed, and it will be difficult for the Company to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in demand for the Company's products and services in relation to the Company's expectations would have an immediate material adverse impact on the Company's business, results of operations and financial condition.

Due to all of the foregoing factors, the Company believes that its quarterly operating results are likely to vary significantly. Therefore, in some future quarter the Company's operating results may fall below the expectations of securities analysts and investors.

UNPROVEN ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES; DEVELOPING MARKET

The Company has yet to develop its core technology and has therefore not introduced its products and services to the market. Its success will depend largely upon the market acceptance of its technology once the technology is launched. Failure of these products and services or enhancements to achieve significant market acceptance and usage would materially adversely affect the Company's business, results of operations and financial condition.

COMPETITION; NEW ENTRANTS

The markets for the Company's products and services are competitive, evolving quickly, and subject to rapid technological change. With minimal barriers to entry, the Company expects competition to persist and intensify in the future as the markets for the Company's products and services continue to develop and as additional companies enter each of its markets. It is possible that there are major companies as well as smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services that will compete with the Company's products and services.
Products and services that compete with those of the Company can be expected in the future. Intense price competition may develop in the Company's markets.

NEW PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE

The market for the Company's products and services is characterized by rapid technological developments, evolving industry standards and customer demands, and frequent new product introductions and enhancements. The Company's success will depend on its ability to design, develop, test, market, sell, and support its products and services. It will also be important to provide enhancements to its products and services on a timely basis in response to both competitive products and services and evolving demands of the marketplace.

The Company's ability to successfully develop and release new products and services and enhancements in a timely manner will be subject to a variety of factors, including its ability to solve technical problems and test products, competing priorities of the Company, the availability of development and other resources, and other factors outside the control of the Company. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction, or marketing of new products and services and enhancements. If the Company is unable to develop new products and services and enhancements to existing products and services or to complete products and services currently under development, or if such new products and services or enhancements do not achieve market acceptance, the Company's business, results of operations and financial condition would be materially adversely affected.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

The Company currently anticipates that its current net cash balance will be sufficient for it to identify and locate the product and/or system that will allow it to pursue its strategic business plan. This estimate is based on certain assumptions which could be negatively impacted by matters discussed under this heading and elsewhere under the caption "RISK FACTORS."

Thereafter, the Company will need to raise additional funds to acquire, develop, and/or license the technology, establish its sales and marketing, and research and development activities, particularly if a well-financed competitor emerges or if there is a shift in the type of services that are developed and ultimately receive customer acceptance.

The Company may need to raise additional funds sooner to fund more rapid expansion, to develop new or enhanced products or services, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or securities convertible into equity, the percentage ownership of the shareholders of the Company may be reduced, shareholders may experience dilution and such securities may have rights, preferences or privileges senior to those of the holders of common shares. There can be no assurance that additional funds, whether through equity financing, debt financing or other sources, will be available on terms favorable to the Company, if at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to fund its expansion, take advantage of acquisition opportunities, develop or enhance products or services, or respond to competitive pressures. Such inability could have a material adverse effect on the Company's business, results of operations and financial condition.

MANAGEMENT OF POTENTIAL GROWTH

The Company may experience a period(s) of rapid growth in its operations and/or in the number and complexity of its products and product distribution channels. The Company may have to increase the size of its distribution force. This growth would place significant strains on its administrative, operational and financial resources and increased demands on its internal systems, procedures, and controls. To the extent that the Company continues to grow internally or through acquisitions, it will be faced with risks, including risks associated with the assimilation of new operations, personnel, the diversion of resources from the Company's existing business and the inability of management to integrate any acquired businesses.

The Company's ability to compete effectively will depend, in part, upon its ability to overcome these risks and to revise, improve, and effectively use its operational, management, marketing, and financial systems, both domestically and on an international basis, as necessitated by changes in the Company's business. There can be no assurance that the Company will be able to effectively manage such growth and changes. Any failure of the Company to effectively manage its growth and to respond to changes in its business would have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL

The Company's performance will be substantially dependent on the performance of its key technical and senior management personnel. The Company will likely utilize the services of certain third parties' personnel for technical assistance services. In addition to the continued participation by senior management, the profitability of the Company will depend significantly upon its future hires of key personnel. There can be no assurance that the Company will be able to find and/or retain these people. The loss of the services of these and other personnel could have a material adverse effect on the business, results of operations, and financial condition of the Company. The Company does not maintain "key person" life insurance policies on any of its keys employees.

The Company's success will be highly dependent on its ability to identify, hire, train, retain, and motivate highly qualified management, technical, and sales and marketing personnel. Other than employees who may later be bound by employment agreements and non-competition arrangements, the Company's employees voluntarily may terminate their employment with the Company at any time. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate, or retain highly qualified technical and managerial personnel in the future. The inability to attract and retain the necessary management, technical and sales and marketing personnel could have a material adverse effect on the Company's business, results of operations, and financial condition.

SIGNIFICANT CONTROL BY MANAGEMENT

The Company's sole Officer and Director owns an aggregate of 42% of the Company's currently outstanding shares of common stock. Such shareholder, through voting of his shares, may, as a practical matter, have sufficient voting power to exercise substantial control over the Company's affairs. Such control may include the power to elect all of the Company's directors, amend the Company's Articles of Incorporation and Bylaws and, subject to certain limitations imposed by applicable law, to effect or preclude fundamental corporate transactions involving the Company, all of which could adversely affect the market price of the common stock. The existence of these levels of ownership concentrated in one person makes it unlikely that any other holder of Common Stock will be able to affect the management or direction of the Company. See "CAPITAL STOCK."

IMPACT OF BUSINESS SPENDING

The success of the Company's operations depends to a significant extent upon a number of factors affecting corporate cash flows available for exploration, both domestic and foreign, including economic conditions and factors such as commodity prices, employment, business conditions, interest rates, and taxation. There can be no assurance that the Company's business, results of operations, and financial condition will not be materially adversely affected by changes in corporate spending.

RISKS INHERENT IN THE INDUSTRY

The natural resources exploration industry, like other industries, involves a substantial degree of risk. There are many means of exploration for resources, and there can be no assurance that the technology will be able to be successfully used in the search for natural resources. The prices and related values of natural resources are constantly changing due to such things as supply and demand, technology advancements, etc. which will have an impact on the demand for the Company's services. Accordingly, there can be no assurance as to the financial success of the ability of the Company's system to notably find any particular mineral deposits, the timing of any such success, or the Company's ability to attract clients to use the Company's services.

RISK OF TECHNOLOGY DEFECTS; PRODUCT LIABILITY

As a result of its complexity, the Company's technology may have undetected errors or failures when first introduced or as enhancements are made. There can be no assurance that, despite testing by the Company and testing and use by potential customers, errors will not be discovered after commencement or, if discovered, that the Company will be able to successfully correct such errors in a timely manner or at all. System breakdowns and other disruptions, or errors in recordings of data, if caused or permitted by errors or failures in the Company's products, could jeopardize the accuracy of information collected by the Company's customers and may result in significant liability to the Company and possibly deter potential customers. The occurrence of errors and failures could result in loss of or delay in market acceptance of the Company's services, and alleviating such errors and failures could require significant expenditure of capital and resources by the Company. The consequences of such errors and failures could have a material adverse effect on the Company's business, results of operations, and financial condition.

The Company's service agreements with its customers are expected to contain provisions designed to limit the Company's exposure to potential liability claims. It is possible, however, that the limitation of liability provisions contained in these agreements may not be effective under the laws of certain jurisdictions. A liability claim brought against the Company could have a material adverse effect on the Company's business, results of operations and financial condition.

UNCERTAIN PROTECTION OF INTELLECTUAL PROPERTY RIGHTS

The Company's success will likely depend significantly upon proprietary technology. The Company will have to rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure agreements, and other contractual provisions to establish, maintain, and protect its proprietary rights, all of which will afford only limited protection. There can be no assurance that patents will issue from pending applications or from any future applications or that, if issued, any claims will be sufficiently broad to protect the Company's rights in such technology. In addition, there can be no assurance that any patents that may be issued will not be challenged, invalidated, or circumvented, or that any rights granted thereunder would provide protection of the Company's proprietary rights. Failure of any patents to protect the Company's rights in technology and cross licensing arrangements may make it easier for the Company's competitors to offer equivalent or superior technology.

Despite the Company's best efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or services or to obtain and use information that the Company regards as proprietary. Third parties also may independently develop similar technology without breach of the Company's proprietary rights. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States.

Although the Company does not believe it is, or will be, infringing on the intellectual property rights of others, claims of infringement are becoming increasingly common. Litigation may be necessary at some time in the future to protect the Company's proprietary technology and rights, and third parties may assert infringement claims against the Company with respect to their proprietary rights. Any claims or litigation can be time-consuming and expensive regardless of their merit. Infringement claims against the Company can cause product release delays, require the Company to redesign its products, or require the Company to enter into royalty or license agreements, which agreements may not be available on terms acceptable to the Company or at all.

EFFECT OF GOVERNMENT REGULATION OF TECHNOLOGY EXPORTS

If, and when, the Company gets involved with international sales and operations, they may be subject to risks such as the imposition of governmental controls, export license requirements, restrictions on the export of critical technology, trade restrictions, and changes in tariffs.
In particular, because of governmental controls on the exportation of certain technologies, the Company may be unable to export its equipment. As a result, competitors outside the United States that face less stringent controls on their products may be able to compete more effectively than the Company in the global natural resources search market. There can be no assurance that these factors will not have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH GLOBAL OPERATIONS

An important component of the Company's growth strategy is its planned expansion into global markets, which will require significant management attention and financial resources. There can be no assurance that the Company will be able to successfully market, sell, and distribute its products and services in global markets due to legal, contractual, and practical considerations. International operations are subject to a number of risks, including costs of readying products and services for international markets, dependence on independent resellers, multiple and conflicting regulations regarding communications, use of data, and control of certain technologies, longer payment cycles, unexpected changes in regulatory requirements, import and export restrictions and tariffs, difficulties in staffing and managing international operations, greater difficulty or delay in accounts receivable collection, potentially adverse tax consequences, the burden of complying with a variety of laws outside the United States, the impact of possible recessionary environments in economies outside the United States, and political and economic instability.

Furthermore, the Company expects that its export sales will be denominated predominantly in United States dollars. An increase in the value of the United States dollar relative to other currencies could make the Company's products and services more expensive and, therefore, potentially less competitive in international markets. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future global operations and, consequently, on the Company's business, results of operations and financial condition.

LIMITATIONS ON PERSONAL LIABILITY, INCLUDING FOR GROSS NEGLIGENCE

Under the Company's Articles of Incorporation, the personal monetary liability of the directors of the Company for breach of their fiduciary duty of care, including actions involving gross negligence, are eliminated to the fullest extent permitted under Michigan law. See "THE COMPANY -
Indemnification and Limit of Liability."

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

There has been no public market for the Shares, and there can be no assurance that an active public market for the Shares will develop, or if one is developed, that it can be sustained. The price of the shares will be determined by the market and based upon several factors. Among the factors that may be considered in determining the share price will be the Company's results of operations, its current financial condition and future prospects, the market for its products and services, the experience of its management, the economic conditions of the Company's industry in general, the demand for similar securities of companies considered comparable to the Company, and other relevant factors. The price of the shares may be highly volatile and could be subject to wide fluctuations in response to variations in operating results, announcements of technological innovations or new products or services by the Company or its competitors, changes in financial estimates by securities analysts, or other events or factors. There is no assurance that any investor(s) will be able to sell their Shares at a price greater than or equal to their investment, or at any other price. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high-tech companies. These often have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter.
Broad market fluctuations or any failure of the Company's operating results in a particular quarter to meet market expectations may adversely affect the market price of the shares. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation often has been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, results of operations, and financial condition.

DEBT FINANCING; LEVERAGE RISKS

If the Company opts at some time in the future to use debt financing, it may increase the Company's profitability. However, this increased debt load causes significant debt service obligations and would make it more difficult for the Company to reach profitability. In addition, debt financing and liens granted in connection with any indebtedness will substantially increase the risk that the Company may incur substantial or total loss of its assets.

ITEM 3. DESCRIPTION OF PROPERTY

The Issuer owns and leases no property. The use of an office, telephone, and computer are provided free of charge by its President. This arrangement is considered to be adequate for the current and short-term needs of the Company.

If, and when, the Company's business operations warrant, the Company will need to relocate to a more suitable space to better suit its operations. The Company would most likely be able to find a suitable space in the area at competitive rents.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and nominees, naming them, of Registrant, known to or discoverable by registrant. Further, to the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by registrant, to be the beneficial owner or owners of more than five percent of any voting class of registrant's stock.

            Name and                    Amount and
            Address of                  Nature of           Percent
Title of    Beneficial                  Beneficial          of
 Class      Owner                       Owner               Class
--------    ---------------------       ----------------    -----
 Common     Ronald McIntire             2,000,000 Shares     42.0%
            7310 West Links Ct.
            Nine Mile Falls, WA  99206

      All Officers and Directors        2,000,000 Shares     42.0%
              (1 Individual)

There are no outstanding rights for any individual, or group, to acquire additional Shares from options, warrants, rights, conversion privilege, or similar obligations. Mr. McIntire is the Company's sole Officer and Director.

ITEM 5. DIRECTORS, CATEGORY OFFICERS, PROMOTERS, AND CONTROL PERSONS.

The following person is the sole Officer and Director of Registrant, to serve until his successor(s) may be elected or appointed.

Name/Address                  Position                        Age
----------------------        ---------------------           ----

Ronald McIntire               President & Director             35
7310 West Links Ct.
Nine Mile Falls, WA  99206

Ronald McIntire serves as the Company's President and sole Director.

Since graduating with honors from Seattle Pacific University in 1988 with his B.A. degree in Business Management - Entrepeneurship, Mr. McIntire has held increasingly responsible roles with Tall Tree Service where he is currently General Manager of this 30-person residential tree contractor.

In addition, Mr. McIntire has been the founder and President of two other companies, both are closely-held and private. The first company has developed a natural fertilizer that is used to provide a controlled release system of specialized chemicals for fertilizing outdoor plants. The second company is an internet-based listing service for homes for sale by owners. Both companies are in operation and under the control of Mr. McIntire.

Mr. McIntire is not an Officer or Director in any other reporting companies.

The term of office for the Director is one year, or until his successor is elected and qualified at the Company's annual meeting of Shareholders, subject to ratification by the Shareholders. The term of office for each Officer is one year or until a successor is elected and qualified and is subject to removal by the Board. No Officer or Director of the Company has been the subject of any Order, Judgement, or Decree of any court of competent jurisdiction, of any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker, or dealer in the securities, or as an affiliated person, director, or employee of an investment company, bank savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with the purchase or sale of any securities nor has any person been the subject of any order of a state authority barring or suspending for more than sixty days, the right of such person to be engaged in such activities or to be associated with such activities. No Officer or Director of the Company has been convicted in any criminal proceedings (excluding traffic violations) or the subject of a criminal proceeding which is presently pending.

ITEM 6. EXECUTIVE COMPENSATION

The Company has no present program of executive compensation, and no plan or compensation is expected to be adopted or authorized at any time before the commencement of significant operations.

The cost of doing business to date consists of start-up related costs that have been made to third parties.

There are no annuity, pension, or retirement benefits proposed to be paid to Officers, Directors, or employees of the Company in the event of retirement at normal date pursuant to any presently existing plan provided or contributed to by the Company, or any of its subsidiaries, if any.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no actual or proposed transactions to which the Company was or is to be a party to in which any Director, Executive Officer, nominee for election as Director, security holder, or any member of the immediate family of any of the aforementioned had or is to have a direct or indirect material interest.

ITEM 8. DESCRIPTION OF SECURITIES

Qualification. The following constitutes brief summaries of the relative points of the Company's Articles of Incorporation and Bylaws. Accordingly, they do not purport to be complete and are therefore qualified in their entirety by reference to the full text of the Company's Articles of Incorporation and Bylaws that are proved as an Exhibit to this statement.

Common Stock. The Articles of Incorporation of the Company authorize it to issue up to 75,000,000 (seventy five million) Shares of its Common Stock, with a par value of $0.001 per Share. All outstanding Common Shares are, and the Common Shares offered hereby will be, when legally issued, fully paid and non- assessable.

Liquidation Rights. Upon liquidation or dissolution, each outstanding Common Share will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights. There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefore. The Company has not paid dividends to date and it is not anticipated that any dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially will follow a policy of retained earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

Voting Rights. Holders of Common Shares of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

Transfer Agent. To date, the Company has elected to act in the capacity of its own Transfer Agent. However, it is contemplated that a third-party Agent will be appointed at the time the Company becomes a listed company on the OTC Bulletin Board or the services are required for some other purpose.

The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share, or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that broker or dealer approve a person's account for transactions in penny stocks; and, (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transaction(s) in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlighted form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investors prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and registered representative, current quotations for the securities and the rights and remedies available to an investor in case of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.

As previously stated herein, the Company has recently filed notice for another securities offering pursuant under Reg D, Rule 504, that is expecting to raise up to $50,000 in additional capital to be used to gain control of the technology needed for it to move forward with its business plan. As of February 6, 2001, the Company has raised a total of $16,000 in proceeds through this offering.

                             PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
           OTHER SHAREHOLDER MATTERS.

The Company intends to apply for trading in the over-the-counter market to be listed on the NASDAQ OTC Bulletin Board.

There have been no cash dividends declared by the Company since its inception. Further, there are no restrictions that would limit the Company's ability to pay dividends on its common equity or that would be likely to do so in the future.

As of yearend 2000, the Company has issued 3,960,000 Shares of its Common Stock. These issued shares include the 2,000,000 Shares issued to the sole Officer and Director, Ronald McIntire. The remaining 1,960,000 Shares were purchased and are held by 27 non-affiliated individual Shareholders, none of which hold more than 5% of Shares outstanding or are related to the Officer/Director.

In addition, from January 1 through February 6, 2001, the Company sold a total of 800,000 shares of its Common Stock, to four non-affiliated individual investors, for total proceeds of $16,000 pursuant to a Regulation D, Rule 504 offering that anticipates raising a total of up to $50,000 in additional capital.

The Company has no outstanding options, nor does it have any plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

ITEM 2. LEGAL PROCEEDINGS.

The Company is not and has not been a party to any legal proceedings, nor is the Company aware of any disputes that may result in legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company has had no changes in and/or disagreements with its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

The Company issued 2,000,000 (two million) Rule 144 Common Shares to it sole Officer and Director, Ronald McIntire, in exchange for his services in the early stage of the Company and for pursuing the initial stages of its strategic business plan. The Shares were valued at par value.

Between March 1999, and yearend 2000, the Company issued an aggregate of 1,960,000 (one million nine hundred and sixty thousand) Common Shares to a total of 27 (twenty seven) non-affiliated, private investors for cash aggregating $6,000 in private sale transactions. The Shares were sold at a price of $0.003 per Share. None of these shareholders hold more than 5% of the Shares. These investors were "accredited" and "non-accredited" individuals who know, or were made familiar with the Company by those knowing Ronald McIntire and his business associates. The Company acted on its own behalf in the underwriting, offering, and sale of these securities. There were no underwriting discounts or commissions paid. Each investor was provided with an Offering Circular and had access to all information on the Company from which to make an informed investment decision pursuant to an exemption from registration pursuant to Rule 504, Regulation D of the Securities Act of 1933.

Between January 1 and February 6, 2001, the Company sold an aggregate of 800,000 (eight hundred thousand) Common Shares to a total of four non-affiliated, private investors for cash aggregating $16,000 in private sale transactions. The Shares were sold at a price of $0.02 per Share. None of these shareholders hold more than 5% of the Shares. These investors were "accredited" individuals who know, or were made familiar with the Company by those knowing Ronald McIntire and his business associates. The Company has acted on its own behalf in the underwriting, offering, and sale of these securities. There were no underwriting discounts or commissions paid. Each investor was provided with an Offering Circular and had access to all information on the Company from which to make an informed investment decision pursuant to an exemption from registration pursuant to Rule 504, Regulation D of the Securities Act of 1933. The offering is continuing as of the date hereof as the Company is looking to raise up to $50,000 in additional capital under the offering.

ITEM 5. INDEMNIFICATION OF OFFICERS

The Officers and Directors of the Company are accountable to the Company as fiduciaries, and consequently must exercise good faith and integrity in handling its affairs. Section 78.751 of the Nevada General Corporation Law provides that a corporation organized under the laws of the State of Nevada has the power to indemnify its Officers and Directors against expenses incurred by such persons in connection with any threatened, pending or completed action, suit, or proceedings, whether civil, criminal, administrative, or investigative involving such persons in their capacities as officers and directors, so long as such persons acted in good faith and in a manner which they reasonably believed to be in the best interests of the Company.

Because the Bylaws of the Company provide for such indemnification, the foregoing provisions of Nevada law and the organization documents of the Company are broad enough to permit the Company to indemnify its Officers and Directors from liabilities that may arise under the Securities Act.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT MAY BE PERMITTED TO ITS OFFICERS AND DIRECTORS, OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, OR OTHERWISE, THE COMPANY HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933, AND IS, THEREFORE, UNENFORCEABLE.

PART F/S

Financial Statements. The following financial statements and related items have been included in this statement:

Independent Auditor's Report

Financial Statements:

   Balance Sheets, as of December 31, 2000 and 1999.

   Statements of Operations, for the year ended December 31, 2000, for the Period from February 16, 1999 (date of inception) through December 31, 1999, and the Cumulative Period from February 16, 1999 through December 31, 2000.

   Statements of Changes in Stockholders' Equity for the year ended December
      31, 2000, for the period from February 16, 1999 (date of inception) through December 31, 1999, and the Cumulative Period from February 16, 1999 through December 31, 2000.

   Statements of Cash Flows for the year ended December 31, 2000, for the Period from February 16, 1999 (date of inception) through December 31, 1999, and the Cumulative Period from February 16, 1999 through December 31, 2000.

Notes to Financial Statements.

                         INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders of Cyokaras Corporation:

I have audited the accompanying Balance Sheets of Cyokaras Corporation (a Nevada Corporation) as of December 31, 2000 and 1999, and the related Statements of Operations, Changes in Stockholders' Equity, and Cash Flows for the year ended December 31, 2000, the period from February 16, 1999 (the date of inception) through December 31, 1999, and the cumulative period from February 16, 1999 through December 31, 2000. These Financial Statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. I believe that my audit provided a reasonable basis for my opinion.

In my opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Cyokaras Corporation as of December 31, 2000 and 1999, and the results of its operations and its cash flows for year ended December 31, 2000, the period from February 16, 1999 (the date of inception) through December 31, 1999, and the cumulative period from February 16, 1999 through December 31, 2000, in conformity with generally accepted accounting principles.

The accompanying Financial Statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the Financial Statements, the Company has no viable operations or significant assets and is dependent upon significant Shareholders to provide sufficient working capital to maintain the integrity of the corporate entity. These circumstances create substantial doubt about the Company's ability to continue as a going concern and are discussed in Note 2. The Financial Statements do not contain any adjustments that might result from the outcome of these uncertainties.


                                      /s/ Merri Nickerson, CPA
                                      ------------------------

MERRI NICKERSON, CPA
Spokane, Washington
January 29, 2001

                            Cyokaras Corporation
                        (A Development Stage Company)
                               Balance Sheets
                      As of December 31, 2000 and 1999



                                              December 31,     December 31,
                                                     2000             1999
                                              -----------      -----------

ASSETS
Cash                                          $     2,992      $     1,258
Organization Costs                                      0                0
                                              -----------      -----------
Total Assets                                  $     2,992      $     1,258
                                              ===========      ===========

LIABILITIES
Accounts Payable                              $         0      $         0
                                              -----------      -----------
STOCKHOLDERS' EQUITY
Common Stock:
   Paid-In Capital, Par Value $0.001 per
   Share, 75,000,000 Shares Authorized,
   3,960,000 and 2,960,000 Shares Outstanding $     3,960      $     2,960
Paid In Capital In Excess of Par Value              1,920              (80)
(Deficit) Accumulated During Development
   Stage                                           (2,888)          (1,622)
                                              -----------      -----------
Total Stockholders' Equity                    $     2,992      $     1,258
                                              -----------      -----------

Total Liabilities and Stockholders' Equity    $     3,112      $     1,378
                                              ===========      ===========









            See accompanying notes to financial statements.

                          Cyokaras Corporation
                      (A Development Stage Company)
                        Statements of Operations
            For the Year Ended December 31, 2000, the Period from
           Inception (February 16, 1999) to December 31, 1999, and the Cumulative Period from February 16, 1999 through December 31, 2000


                                     Year Ended   Inception to   Inception to
                                    December 31,   December 31,  December 31,
                                           2000           1999           2000
                                    -----------    -----------    -----------

Operating Revenues                 $         0     $         0   $          0

Operating Expenses                       1,266           1,622          2,888
                                   -----------      ----------    -----------

Net Income (Loss)                     $ (1,266)       $ (1,622)      $(2,888)


Per Share Information:
   Basic and Diluted (Loss)
   per Common Share                  $  (0.00)       $  (0.00)

Weighted Average Shares Outstanding  3,460,000       2,960,000



             See accompanying notes to financial statements.

                          Cyokaras Corporation
                      (A Development Stage Company)
              Statements of Changes in Stockholders' Equity
            For the Year Ended December 31, 2000, the Period from
           Inception (February 16, 1999) to December 31, 1999, and the Cumulative Period from February 16, 1999 through December 31, 2000


                                  Common      Par      Excess of    Retained
                                  Shares     Value     Par Value    Earnings
                                 --------- ---------  ----------    --------
Issued to Officer                2,000,000  $ 2,000     $(2,000)   $      0

Issuance of Common
   Shares Cash at
   $0.003 per Share                960,000      960       1,920           0

Net Operating Loss for the
   Period from February 16, 1999
   (date of inception) to
   December 31, 1999                    --       --          --      (1,622)
                                --------- ---------   ---------    --------
BALANCE AT
   DECEMBER 31, 1999            2,960,000  $ 2,960    $    (80)  $   (1,622)
                                ========= ========    =========    ========

Issuance of Common
   Shares Cash at
   $0.003 per Share             1,000,000    1,000       2,000            0

Net Operating Loss for the
   Period from January 1, 2000
   To December 31, 2000                --       --          --        1,266
                                --------- --------    ---------    --------
BALANCE AT
   December 31, 2000            3,960,000  $ 3,960     $ 1,920     $ (3,888)
                                ========= ========    =========    ========



               See accompanying notes to financial statements.

                            Cyokaras Corporation
                       (A Development Stage Company)
                          Statements of Cash Flows
            For the Year Ended December 31, 2000, the Period from
           Inception (February 16, 1999) to December 31, 1999, and the Cumulative Period from February 16, 1999 through December 31, 2000


                                  Year Ended    Inception to    Inception to
                                 December 31,   December 31,    December 31,
                                        2000            1999            2000
                                 -----------    ------------    ------------

Net Income (Loss)                 $  (1,266)       $ (1,622)       $  (2,888)
                                 -----------    ------------     -----------
Net Cash Provided From (Used In)
   Operating Activities              (1,266)         (1,622)          (2,888)

Cash Flows From (Used In) Financing
   Activities:
      Common Stock Sold for Cash      3,000           2,880            5,880
                                 -----------     -----------      -----------

Net Increase (Decrease) in Cash       1,734           1,258            2,992

Cash at Beginning of Period           1,258               0                0
                                 -----------     -----------      -----------

Cash at End of Period            $    2,992       $   1,258       $    2,992
                                 ===========     ===========      ===========



                 See accompanying notes to financial statements.

                            Cyokaras Corporation
                       (A Development Stage Company)
                       Notes to Financial Statements
                        December 31, 2000 and 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cyokaras Corporation was incorporated on February 16, 1999, under the laws of the State of Nevada. The Company has elected to report on a calendar year basis.

The Company is in its development stage and to date its activities have been limited to organization and capital formation. The Company has been pursuing its strategic business plan to either develop or acquire technology to use in the search for unfound natural resource deposits such as minerals, oil and gas, and water.

Between March of 1999 and yearend 2000, the Company sold a total of 1,960,000 of its Common Shares at $0.003 per Share, for total proceeds of $5,880. The Offering was made under Regulation D, Rule 504 of the Securities Act of 1933.

The Company has not yet determined and established its accounting policies and procedures, except as follows:

1.   The Company uses the accrual method of accounting.

2. Net loss per share is provided in accordance with Financial Accounting Standards No. 128 (FAS No. 128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share reflects the per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented. Accordingly, basic and diluted loss per share are the same for all periods presented.

3. Organization costs of $1,266 and $1,622 were incurred during the years 2000 and 1999, respectively, and were written off in full against operations for the periods in accordance with the accounting requirement set forth in SOP 98-5.

4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

5. Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes." Pursuant thereto. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

NOTE 2 - GOING CONCERN

The Company's Financial Statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realizations of additional capital, it would be unlikely for the Company to continue as a going concern.

NOTE 3 - INCOME TAXES

There is no provision for income taxes for the periods ended December 31, 2000 and 1999. The Company's total deferred tax asset as of December 31, 2000, is as follows:

   Net operating loss carry-forward                  $   2,888
   Valuation allowance                                   2,888
                                                      --------
   Net deferred tax asset                            $       0

The federal net operating loss carry-forward will expire between the years 2019 and 2020.

NOTE 4 - STOCKHOLDERS' EQUITY

Common Stock - The authorized total common shares for Cyokaras Corporation consists of 75,000,000 shares, with a par value of $0.001 per share.

Preferred Stock - The Company has no preferred stock authorized.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real property. Office services are provided without charge by the President of the Company. Such costs are immaterial to the financial statements and, accordingly have not been reflected therein. The officers and directors of the Company are involved in other business activities, and may, in the future, become active in other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their own business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.


                            PART III

ITEM 1.  INDEX TO EXHIBITS

The following exhibits are included as part of this statement:

Exhibit No.         Description
-----------         -----------
EX-3.1              Articles of Incorporation
EX-3.2              By-Laws

Signatures

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                                           Cyokaras Corporation
                                           (Registrant)

Date: July 11, 2001                        By:/s/ Ronald McIntire
                                              -------------------
                                              Ronald McIntire, President

EXHIBIT 3.1

                          ARTICLES OF INCORPORATION
                                       OF
                             CYOKARAS CORPORATION


The undersigned proposes to form a corporation under the laws of the State of Nevada, relating to private corporations, and to that end hereby adopts articles of incorporation as follows:

ARTICLE ONE
NAME

The name of the corporation is Cyokaras Corporation.

ARTICLE TWO
LOCATION

The registered office of this corporation is at 200 North Stewart Street, Carson City, NV 89701, resident agent is Carson Registered Agents, Inc. at 200 North Stewart Street, Carson City, NV 89701.

ARTICLE THREE
PURPOSE

This corporation is authorized to carry on any lawful business or enterprise.

ARTICLE FOUR
CAPITAL STOCK

The amount of the total authorized capital stock of this corporation is 75,000,000 shares each with par value of $ .001 (one tenth of a cent) per share.

ARTICLE FIVE
DIRECTORS

The initial governing board of this corporation shall be styled directors and shall have one member. The name and address of the member of the first board of directors is:

Kevin L. Nichols
5616 East 19th Avenue
Spokane, WA  99212

ARTICLE SIX
ELIMINATING PERSONAL LIABILITY

Officers and directors shall have no personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as an officer or director. This provision does not eliminate or limit the liability of an officer or director for acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law or the payment of distributions in violation of NRS 78.300.

ARTICLE SEVEN
INCORPORATORS

The name and address of the incorporator is: Kevin L. Nichols, 5616 East 19th Avenue, Spokane, WA 99212.

ARTICLE EIGHT
PERIOD OF EXISTENCE

The period of existence of this corporation shall be perpetual.

ARTICLE NINE
AMENDMENT OF ARTICLES OF INCORPORATION

The articles of incorporation of the corporation may be amended from time to time by a majority vote of all shareholders voting by written ballot in person or by proxy held at any general or special meeting of shareholders upon lawful notice.

ARTICLE TEN
VOTING OF SHARES

In any election participated in by the shareholders, each shareholder shall have one vote for each share of stock he owns, either in person or by proxy as provided by law. Cumulative voting shall not prevail in any election by the shareholders of this corporation.

IN WITNESS WHEREOF the undersigned, Kevin L. Nichols, for the purpose of forming a corporation under the laws of the State of Nevada, does make, file, and record these articles, and certifies that the facts herein stated are true; and I have accordingly hereunto set my hand this day, February 12, 1999.

INCORPORATOR:

                         /s/ Kevin L. Nichols
                         --------------------
                             Kevin L. Nichols


STATE OF WASHINGTON
COUNTY OF SPOKANE

On February 12, 1999, Kevin L. Nichols, personally appeared before me, a notary public, and executed the above instrument.


                                            /s/ Linda Coyne
                                            ---------------
                                                Linda Coyne
                                                Signature of Notary


CERTIFICATE OF ACCEPTANCE
OF APPOINTMENT BY RESIDENT AGENT

Kimberly Terminel hereby certifies that on February 16, 1999, she, on behalf of Carson Registered Agents, Inc., accepted appointment as Resident Agent for the above named corporation in accordance with Sec. 78.090, NRS 1957.

IN WITNESS WHEREOF, I have hereunto set my hand this February 16, 1999.


                                        /s/ Kimberly Terminel
                                            -----------------
                                            Kimberly Terminel


Exhibit 3.2

                                   BY-LAWS
                                     OF
                            CYOKARAS CORPORATION

                            A Nevada Corporation

ARTICLE I - OFFICES

The registered office of the Corporation in the State of Nevada shall be located in the City and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the State of Nevada as the Board of Directors may, from time to time, determine.

ARTICLE II - MEETING OF SHAREHOLDERS

Section 1 - Annual Meetings:
The annual meeting of the shareholders of the Corporation shall be held at the time fixed, from time to time, by the Directors.

Section 2 - Special Meetings:

Special meetings of the shareholders may be called by the Board of Directors or such person or persons authorized by the Board of Directors and shall be held within or without the State of Nevada.

Section 3 - Place of Meetings:

Meetings of shareholders shall be held at the registered office of the Corporation, or at such other places, within or without the State of Nevada as the Directors may from time to time fix. If no designation is made, the meeting shall be held at the Corporation's registered office in the state of Nevada.

Section 4 - Notice of Meetings:

(a) Written or printed notice of each meeting of shareholders, whether annual or special, signed by the president, vice president or secretary, stating the time when and place where it is to be held, as well as the purpose or purposes for which the meeting is called, shall be served either personally or by mail, by or at the direction of the president, the secretary, or the officer or unless otherwise stated herein all references to "Sections" in these By-laws refer to those sections contained in Title 78 of the Nevada Private Corporations Law.

The person calling the meeting, not less than ten or more than sixty days before the date of the meeting, unless the lapse of the prescribed time shall have been waived before or after the taking of such action, upon each shareholder of record entitled to vote at such meeting, and to any other shareholder to whom the giving of notice may be required by law. If mailed, such notice shall be deemed to be given when deposited in the United States mail, addressed to the shareholder as it appears on the share transfer records of the Corporation or to the current address, which a shareholder has delivered to the Corporation in a written notice.

(b) Further notice to a shareholder is not required when notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to him or her during the period between those two consecutive annual meetings; or all, and at least two payments sent by first-class mail of dividends or interest on securities during a 12-month period have been mailed addressed to him or her at his or her address as shown on the records of the Corporation and have been returned undeliverable.

Section 5 - Quorum:

(a) Except as otherwise provided herein, or by law, or in the Articles of Incorporation (such Articles and any amendments thereof being hereinafter collectively referred to as the "Articles of Incorporation"), a quorum shall be present at all meetings of shareholders of the Corporation, if the holders of a majority of the shares entitled to vote on that matter are represented at the meeting in person or by proxy.

(b) The subsequent withdrawal of any shareholder from the meeting, after the commencement of a meeting, or the refusal of any shareholder represented in person or by proxy to vote, shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(c) Despite the absence of a quorum at any meeting of shareholders, the shareholders present may adjourn the meeting.

Section 6 - Voting and Acting:

(a) Except as otherwise provided by law, the Articles of Incorporation, or these Bylaws, any corporate action, the affirmative vote of the majority of shares entitled to vote on that matter and represented either in person or by proxy at a meeting of shareholders at which a quorum is present, shall be the act of the shareholders of the Corporation.

(b) Except as otherwise provided by statute, the Certificate of Incorporation, or these bylaws, at each meeting of shareholders, each shareholder of the Corporation entitled to vote thereat, shall be entitled to one vote for each share registered in his name on the books of the Corporation.

(c) Where appropriate communication facilities are reasonably available, any or all shareholders shall have the right to participate in any shareholders' meeting, by means of conference telephone or any means of communications by which all persons participating in the meeting are able to hear each other.

Section 7 - Proxies:

Each shareholder entitled to vote or to express consent or dissent without a meeting, may do so either in person or by proxy, so long as such proxy is executed in writing by the shareholder himself, his authorized officer, director, employee or agent or by causing the signature of the stockholder to be affixed to the writing by any reasonable means, including, but not limited to, a facsimile signature, or by his attorney-in-fact there unto duly authorized in writing. Every proxy shall be revocable at will unless the proxy conspicuously states that it is irrevocable and the proxy is coupled with an interest. A telegram, telex, cablegram, or similar transmission by the shareholder, or a photographic, facsimile, shall be treated as a valid proxy, and treated as a substitution of the original proxy, so long as such transmission is a complete reproduction executed by the shareholder. If it is determined that the telegram, cablegram or other electronic transmission is valid, the persons appointed by the Corporation to count the votes of shareholders and determine the validity of proxies and ballots or other persons making those determinations must specify the information upon which they relied. No proxy shall be valid after the expiration of six months from the date of its execution, unless otherwise provided in the proxy. Such instrument shall be exhibited to the Secretary at the meeting and shall be filed with the records of the Corporation. If any shareholder designates two or more persons to act as proxies, a majority of those persons present at the meeting, or, if one is present, then that one has and may exercise all of the powers conferred by the shareholder upon all of the persons so designated unless the shareholder provides otherwise.

Section 8 - Action Without a Meeting:

Unless otherwise provided for in the Articles of Incorporation of the Corporation, any action to be taken at any annual or special shareholders' meeting, may be taken without a meeting, without prior notice and without a vote if written consents are signed by a majority of the shareholders of the Corporation, except however if a different proportion of voting power is required by law, the Articles of Incorporation or these Bylaws, than that proportion of written consents is required. Such written consents must be filed with the minutes of the proceedings of the shareholders of the Corporation.

ARTICLE III - BOARD OF DIRECTORS

Section 1 - Number, Term, Election and Qualifications:
(a) The first Board of Directors and all subsequent Boards of the Corporation shall consist of a President and a Secretary/Treasurer, unless and until otherwise determined by vote of a majority of the entire Board of Directors. The Board of Directors or shareholders all have the power, in the interim between annual and special meetings of the shareholders, to increase or decrease the number of Directors of the Corporation. A Director need not be a shareholder of the Corporation unless the Certificate of Incorporation of the Corporation or these Bylaws so require.

(b) Except as may otherwise be provided herein or in the Articles of Incorporation, the members of the Board of Directors of the Corporation shall be elected at the first annual shareholders' meeting and at each annual meeting thereafter, unless their terms are staggered in the Articles of Incorporation of the Corporation or these Bylaws, by a plurality of the votes cast at a meeting of shareholders, by the holders of shares entitled to vote in the election.

(c) The first Board of Directors shall hold office until the first annual meeting of shareholders and until their successors have been duly elected and qualified or until there is a decrease in the number of Directors. Thereinafter, Directors will be elected at the annual meeting of shareholders and shall hold office until the annual meeting of the shareholders next succeeding his election, unless their terms are staggered in the Articles of Incorporation of the Corporation (so long as at least one - fourth in number of the Directors of the Corporation are elected at each annual shareholders' meeting) or these Bylaws, or until his prior death, resignation or removal. Any Director may resign at any time upon written notice of such resignation to the Corporation.

(d) All Directors of the Corporation shall have equal voting power unless the Articles of Incorporation of the Corporation provide that the voting power of individual Directors or classes of Directors are greater than or less than that of any other individual Directors or classes of Directors, and the different voting powers may be stated in the Articles of Incorporation or may be dependent upon any fact or event that may be ascertained outside the Articles of Incorporation if the manner in which the fact or event may operate on those voting powers is stated in the Articles of Incorporation. If the Articles of Incorporation provide that any Directors have voting power greater than or less than other Directors of the Corporation, every reference in these Bylaws to a majority or other proportion of Directors shall be deemed to refer to majority or other proportion of the voting power of all the Directors or classes of Directors, as may be required by the Articles of Incorporation.

Section 2 - Duties and Powers:
The Board of Directors shall be responsible for the control and management of the business and affairs, property and interests of the Corporation, and may exercise all powers of the Corporation, except such as those stated under Nevada state law, are in the Articles of Incorporation or by these Bylaws, expressly conferred upon or reserved to the shareholders or any other person or persons named therein.

Section 3 - Regular Meetings, Notice:
(a) A regular meeting of the Board of Directors shall be held either within or without the State of Nevada at such time and at such place as the Board shall fix.

(b) No notice shall be required of any regular meeting of the Board of Directors and, if given, need not specify the purpose of the meeting; provided, however, that in case the Board of Directors shall fix or change the time or place of any regular meeting when such time and place was fixed before such change, notice of such action shall be given to each director who shall not have been present at the meeting at which such action was taken within the time limited, and in the manner set forth in these Bylaws with respect to special meetings, unless such notice shall be waived in the manner set forth in these Bylaws.

Section 4 - Special Meetings, Notice:
(a) Special meetings of the Board of Directors shall be held at such time and place as may be specified in the respective notices or waivers of notice thereof.

(b) Except as otherwise required statute, written notice of special meetings shall be mailed directly to each Director, addressed to him at his residence or usual place of business, or delivered orally, with sufficient time for the convenient assembly of Directors thereat, or shall be sent to him at such place by telegram, radio or cable, or shall be delivered to him personally or given to him orally, not later than the day before the day on which the meeting is to be held. If mailed, the notice of any special meeting shall be deemed to be delivered on the second day after it is deposited in the United States mails, so addressed, with postage prepaid. If notice is given by telegram, it shall be deemed to be delivered when the telegram is delivered to the telegraph company. A notice, or waiver of notice, except as required by these Bylaws, need not specify the business to be transacted at or the purpose or purposes of the meeting.

(c) Notice of any special meeting shall not be required to be given to any Director who shall attend such meeting without protesting prior thereto or at its commencement, the lack of notice to him, or who submits a signed waiver of notice, whether before or after the meeting. Notice of any adjourned meeting shall not be required to be given.

Section 5 - Chairperson:

The Chairperson of the Board. if any and if present, shall preside at all meetings of the Board of Directors. If there shall be no Chairperson, or he or she shall be absent, then the President shall preside, and in his absence, any other director chosen by the Board of Directors shall preside.

Section 6 - Quorum and Adjournments:
(a) At all meetings of the Board of Directors, or any committee thereof, the presence of a majority of the entire Board, or such committee thereof, shall constitute a quorum for the transaction of business, except as otherwise provided by law, by the Certificate of Incorporation, or these Bylaws.

(b) A majority of the directors present at the time and place of any regular or special meeting, although less than a quorum, may adjourn the same from time to time without notice, whether or not a quorum exists. Notice of such adjourned meeting shall be given to Directors not present at time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other Directors who were present at the adjourned meeting.

Section 7 - Manner of Acting:

(a) At all meetings of the Board of Directors, each director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

(b) Except as otherwise provided by law, by the Articles of Incorporation, or these bylaws, action approved by a majority of the votes of the Directors present at any meeting of the Board or any committee thereof, at which a quorum is present shall be the act of the Board of Directors or any committee thereof.

(c) Any action authorized in writing made prior or subsequent to such action, by all of the Directors entitled to vote thereon and filed with the minutes of the Corporation shall be the act of the Board of Directors, or any committee thereof, and have the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the Board or committee for all purposes.

(c) Where appropriate communications facilities are reasonably available, any or all directors shall have the right to participate in any Board of Directors meeting, or a committee of the Board of Directors meeting, by means of conference telephone or any means of communications by which all persons participating in the meeting are able to hear each other.

Section 8 - Vacancies:
(a) Unless otherwise provided for by the Articles of Incorporation of the Corporation, any vacancy in the Board of Directors occurring by reason of an increase in the number of directors, or by reason of the death, resignation, disqualification, removal or inability to act of any director, or other cause, shall be filled by an affirmative vote of a majority of the remaining directors, though less than a quorum of the Board or by a sole remaining Director, at any regular meeting or special meeting of the Board of Directors called for that purpose except whenever the shareholders of any class or classes or series thereof are entitled to elect one or more Directors by the Certificate of Incorporation of the Corporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the Directors elected by such class or classes or series thereof then in office, or by a sole remaining Director so elected.

(b) Unless otherwise provided for by law, the Articles of Incorporation or these Bylaws, when one or more Directors shall resign from the board and such resignation is effective at a future date, a majority of the directors, then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote otherwise to take effect when such resignation or resignations shall become effective.

Section 9 - Resignation:

A Director may resign at any time by giving written notice of such resignation to the Corporation.

Section 10 - Removal:

Unless otherwise provided for by the Articles of Incorporation, one or more or all the Directors of the Corporation may be removed with or without cause at any time by a vote of two-thirds of the shareholders entitled to vote thereon, at a special meeting of the shareholders called for that purpose, unless the Articles of Incorporation provide that Directors may only be removed for cause, provided however, such Director shall not be removed if the Corporation states in its Articles of Incorporation that its Directors shall be elected by cumulative voting and there are a sufficient number of shares cast against his or her removal, which if cumulatively voted at an election of Directors would be sufficient to elect him or her. If a Director was elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove that Director.

Section 11 - Compensation:
The Board of Directors may authorize and establish reasonable compensation of the Directors for services to the Corporation as Directors, including, but not limited to attendance at any annual or special meeting of the Board.

Section 12 - Committees:
Unless otherwise provided for by the Articles of Incorporation of the Corporation, the Board of Directors, may from time to time designate from among its members one or more committees, and alternate members thereof, as they deem desirable, each consisting of one or more members, with such powers and authority (to the extent permitted by law and these Bylaws) as may be provided in such resolution. Unless the Articles of Incorporation or Bylaws state otherwise, the Board of Directors may appoint natural persons who are not Directors to serve on such committees authorized herein. Each such committee shall serve at the pleasure of the Board and, unless otherwise stated by law, the Certificate of Incorporation of the Corporation or these Bylaws, shall be governed by the rules and regulations stated herein regarding the Board of Directors.

ARTICLE IV - OFFICERS

Section 1 - Number, Qualifications, Election and Term of Office:

(a) The Corporation's officers shall have such titles and duties as shall be stated in these Bylaws or in a resolution of the Board of Directors which is not inconsistent with these Bylaws. The officers of the Corporation shall consist of a president, secretary and treasurer, and also may have one or more vice presidents, assistant secretaries and assistant treasurers and such other officers as the Board of Directors may from time to time deem advisable. Any officer may hold two or more offices in the Corporation.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholders.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been duly elected and qualified, subject to earlier termination by his or her death, resignation or removal.

Section 2 - Resignation:

Any officer may resign at any time by giving written notice of such resignation to the Corporation.

Section 3 - Removal:

Any officer elected by the Board of Directors may be removed, either with or without cause, and a successor elected by the Board at any time, and any officer or assistant officer, if appointed by another officer, may likewise be removed by such officer.

Section 4 - Vacancies:

(a) A vacancy, however caused, occurring in the Board and any newly created Directorships resulting from an increase in the authorized number of Directors may be filled by the Board of Directors.

Section 5 - Bonds:

The Corporation may require any or all of its officers or Agents to post a bond, or otherwise, to the Corporation for the faithful performance of their positions or duties.

Section 6 - Compensation:

The compensation of the officers of the Corporation shall be fixed from time to time by the Board of Directors.

ARTICLE V - SHARES OF STOCK

Section 1 -Certificate of Stock:
(a) The shares of the Corporation shall be represented by certificates or shall be uncertificated shares.
(b) Certificated shares of the Corporation shall be signed, (either manually or by facsimile), by officers or agents designated by the Corporation for such purposes, and shall certify the number of shares owned by him in the Corporation. Whenever any certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, then a facsimile of the signatures of the officers or agents, the transfer agent or transfer clerk or the registrar of the Corporation may be printed or lithographed upon the certificate in lieu of the actual signatures. If the Corporation uses facsimile signatures of its officers and agents on its stock certificates, it cannot act as registrar of its own stock, but its transfer agent and registrar may be identical if the institution acting in those dual capacities countersigns or otherwise authenticates any stock certificates in both capacities. If any officer who has signed or whose facsimile signature has been placed upon such certificate, shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issue.

(c) If the Corporation issues uncertificated shares as provided for in these Bylaws, within a reasonable time after the issuance or transfer of such uncertificated shares, and at least annually thereafter, the Corporation shall send the shareholder a written statement certifying the number of shares owned by such shareholder in the Corporation.

(d) Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.Section 2 - Lost or Destroyed Certificates:
The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed if the owner:

     (a) so requests before the Corporation has notice that the shares have been acquired by a bona fide purchaser,
     (b) files with the Corporation a sufficient indemnity bond; and satisfies such other requirements, including evidence of such loss, theft or destruction, as may be imposed by the Corporation.

Section 3 - Transfers of Shares:
(a) Transfers or registration of transfers of shares of the Corporation shall be made on the stock transfer books of the Corporation by the registered holder thereof, or by his attorney duly authorized by a written power of attorney; and in the case of shares represented by certificates, only after the surrender to the Corporation of the certificates representing such shares with such shares properly endorsed, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and the payment of all stock transfer taxes due thereon.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 - Record Date:

(a) The Board of Directors may fix, in advance, which shall not be more than sixty days before the meeting or action requiring a determination of shareholders, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for shareholders entitled to notice of meeting shall be at the close of business on the day preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held, or if notice is waived, at the close of business on the day before the day on which the meeting is held.

(b) The Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted for shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights of shareholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action.

(c) A determination of shareholders entitled to notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting.

Section 5 - Fractions of Shares/Scrip:
The Board of Directors may authorize the issuance of certificates or payment of money for fractions of a share, either represented by a certificate or uncertificated, which shall entitle the holder to exercise voting rights, receive dividends and participate in any assets of the Corporation in the event of liquidation, in proportion to the fractional holdings; or it may authorize the payment in case of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer form over the manual or facsimile signature of an officer or agent of the Corporation or its agent for that purpose, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of shareholder, except as therein provided. The scrip may contain any provisions or conditions that the Corporation deems advisable. If a scrip ceases to be exchangeable for full share certificates, the shares that would otherwise have been issuable as provided on the scrip are deemed to be treasury shares unless the scrip contains other provisions for their disposition.

ARTICLE VI - DIVIDENDS

(a) Dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine and shares may be issued pro rata and without consideration to the Corporation's shareholders or to the shareholders of one or more classes or series.

(b) Shares of one class or series may not be issued as a share dividend to shareholders of another class or series unless:

        (i)  so authorized by the Articles of Incorporation;

        (ii) a majority of the shareholders of the class or series to be issued approve the issue; or
        (iii)there are no outstanding shares of the class or series of shares that are authorized to be issued.

ARTICLE VII - FISCAL YEAR
The fiscal year of the Corporation shall be fixed, and shall be subject to change by the Board of Directors from time to time, subject to applicable law.

ARTICLE VIII - CORPORATE SEAL

The corporate seal, if any, shall be in such form as shall be prescribed and altered, from time to time, by the Board of Directors. The use of a seal or stamp by the Corporation on corporate documents is not necessary and the lack thereof shall not in any way affect the legality of a corporate document.

ARTICLE IX - AMENDMENTS

Section 1 By Shareholders:

All Bylaws of the Corporation shall be subject to alteration or repeal, and new Bylaws may be made, by a majority vote of the shareholders at the time entitled to vote in the election of Directors even though these Bylaws may also be altered, amended or repealed by the Board of Directors.

Section 2 - By Directors:

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, Bylaws of the Corporation.

ARTICLE X - WAIVER OF NOTICE:

Whenever any notice is required to be given by law, the Articles of Incorporation or these Bylaws, a written waiver signed by the person or persons entitled to such notice, whether before or after the meeting by any person, shall constitute a waiver of notice of such meeting.

ARTICLE XI - INTERESTED DIRECTORS:

No contract or transaction shall be void or voidable if such contract or transaction is between the corporation and one or more of its Directors or Officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its Directors or Officers, are directors or officers, or have a financial interest, when such Director or Officer is present at or participates in the meeting of the Board, or the committee of the shareholders which authorizes the contract or transaction or his, her, or their votes are counted for such purpose, if the material facts as to his, her, or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee and are noted in the minutes of such meeting, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or the material facts as to his, her or their relationship or relationships or interest or interests and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee of the shareholders; or the fact of the common directorship, office or financial interest is not disclosed or known to the Director or Officer at the time the transaction is brought before the Board of Directors of the Corporation for such action. Such interested Directors may be counted when determining the presence of a quorum at the Board of Directors' or committee meeting authorizing the contract or transaction.ARTICLE XII - ANNUAL LIST OF OFFICERS, DIRECTORS AND REGISTERED AGENT: The Corporation shall, within sixty days after the filing of its Articles of Incorporation with the Secretary of State, and annually thereafter on or before the last day of the month in which the anniversary date of incorporation occurs each year, file with the Secretary of State a list of its president, secretary and treasurer and all of its Directors, along with the post office box or street address, either residence or business, and a designation of its resident agent in the state of Nevada. Such list shall be certified by an officer of the Corporation.


                                              /s/ Kevin L. Nichols
                                              --------------------
                                              Kevin L. Nichols
                                              Incorporator